UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                                  DryShips Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    Y2109Q101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 George Economou
                               80 Kifissias Avenue
                                Amaroussion 15125
                                 Athens, Greece
                               011 30-210-8090570
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. Y2109Q101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          George Economou

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC, BK, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          16,663,089(1)(2)

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          16,663,089(1)(2)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          16,663,089(1)(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          10.6%

14.  TYPE OF REPORTING PERSON

          IN

----------
(1) Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 1,000,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(2) Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares which are issuable upon the exercise of warrants dated April 8, 2009, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one share of common stock. The warrants, attached as Exhibit 3 hereto, have been issued to Sphinx Investment Corp. pursuant to a securities purchase agreement dated March 6, 2009. A total of 1,500,000 warrants to purchase common stock become exercisable on October 8, 2009, at an exercise price of $20 per share. A total of 1,500,000 warrants to purchase common stock become exercisable on April 8, 2010 at an exercise price of $25 per share. A total of 500,000 warrants to purchase common stock become exercisable on October 8, 2010 at an exercise price of $30 per share.

CUSIP No. Y2109Q101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Elios Investments Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          10,944,910

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          10,944,910

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          10,944,910

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          7.0%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No. Y2109Q101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Fabiana Services S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          1,000,000

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.6%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No. Y2109Q101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Sphinx Investment Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          4,463,667(2)

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          4,463,667(2)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          4,463,667(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.8%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No. Y2109Q101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Goodwill Shipping Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                        (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          254,512

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          254,512

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

          254,512

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2%

14.  TYPE OF REPORTING PERSON

          CO

CUSIP No. Y2109Q101
          ---------

The purpose of this Amendment No. 4 to Schedule 13D is to report (i) the entry into a lock up agreement by Mr. George Economou with Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), dated April 2, 2009, in connection with the ATM Equity OfferingSM Sales Agreement (the "Sales Agreement") by and between DryShips Inc. (the "Issuer") and Merrill Lynch relating to the offer and sale of up to $500,000,000 of common shares, par value $0.01 per share, of the Issuer from time to time through Merrill Lynch as sales agent and (ii) the issuance of 3,500,000 warrants to purchase common stock dated April 8, 2009 to Sphinx Investment Corp., attached as Exhibit 3 hereto, pursuant to a securities purchase agreement dated March 6, 2009. Each warrant entitles the holder to purchase one share of common stock.

--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON January 29, 2009.

--------------------------------------------------------------------------------

Item 2.   Identity and Background.

          NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON January 29, 2009.

--------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration.

          NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON January 29, 2009.

--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.

          NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON January 29, 2009.

--------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer.

          NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON January 29, 2009 EXCEPT AS NOTED IN ITEM 6 BELOW.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On April 2, 2009, Mr. George Economou entered into a lock up agreement with Merrill Lynch in connection with the ATM Equity OfferingSM Sales Agreement by and between the Issuer and Merrill Lynch relating to the offer and sale of up to $500,000,000 of common shares, par value $0.01 per share, of the Issuer from time to time through Merrill Lynch as sales agent. The lock up agreement expires 60 days from the date of the prospectus supplement filed pursuant to Rule 424(b) relating to the offer and sale of the common shares, dated April 2, 2009.

               Pursuant to a securities purchase agreement dated March 6, 2009 by and between DryShips Inc. (the "Issuer") and the purchasers listed therein, 3,500,000 warrants to purchase common stock dated April 8, 2009 were issued to Sphinx Investment Corp. and are attached as
          Exhibit 3 hereto. Each warrant entitles the holder to purchase one share of common stock.

--------------------------------------------------------------------------------

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1:  Agreement between the Reporting Persons to file jointly
          Exhibit 2:  Schedule of Transactions in the Shares.
          Exhibit 3:  Warrants dated April 8, 2009

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 9, 2009
                                        -------------------------------------
                                                  (Date)

                                        ELIOS INVESTMENTS INC.*

                                        BY:  /s/ Dr. Renato Cefai
                                        ----------------------------------
                                          Name:  Dr. Renato Cefai
                                          Title: Sole Director

                                             /s/ George Economou
                                        ----------------------------------
                                                 George Economou*

                                        FABIANA SERVICES S.A.*

                                        BY:  /s/ Andri Papadopoulou
                                        ----------------------------------
                                          Name:  Andri Papadopoulou
                                          Title: Sole Director

                                        GOODWILL SHIPPING COMPANY LIMITED*

                                        BY: MARE SERVICES LTD.

                                        BY:  /s/ Adriano Cefai
                                        ----------------------------------
                                          Name:  Adriano Cefai
                                          Title: Director

                                        SPHINX INVESTMENT CORP.*

                                        BY: MARE SERVICES LTD.

                                        BY:  /s/ Adriano Cefai
                                        ----------------------------------
                                          Name:  Adriano Cefai
                                          Title: Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                                                       Exhibit 1

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 9, 2009 relating to the common stock of DryShips Inc. shall be filed on behalf of the undersigned.

ELIOS INVESTMENTS INC.

BY:  /s/ Dr. Renato Cefai
----------------------------------
  Name:  Dr. Renato Cefai
  Title: Sole Director

     /s/ George Economou
----------------------------------
         George Economou

FABIANA SERVICES S.A.*

BY:  /s/ Andri Papadopoulou
----------------------------------
  Name:  Andri Papadopoulou
  Title: Sole Director

GOODWILL SHIPPING COMPANY LIMITED*

BY:  MARE SERVICES LTD.

BY:  /s/ Adriano Cefai
----------------------------------
  Name:  Adriano Cefai
  Title: Director

SPHINX INVESTMENT CORP.*

BY:  MARE SERVICES LTD.

BY:  /s/ Adriano Cefai
----------------------------------
  Name:  Adriano Cefai
  Title: Director

April 9, 2009

                                                                       Exhibit 2

                           Transactions in the Shares

                                  Number of Shares
Date of Transaction               Purchase/(SOLD)               Price of Shares
-------------------               ----------------              ---------------
      4/8/2009                        3,500,000                       (a)

----------
(a) In connection with a securities purchase agreement dated March 6, 2009, Sphinx Investment Corp. has been issued warrants to purchase 3,500,000 shares of common stock as described in footnote (2).

                                                                       Exhibit 3

                                     WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF
(I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED. THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE HEREOF.

                                     WARRANT

                                    No. W - 1

     For the Purchase of 1,500,000 Shares of Common Stock of DryShips Inc.

       (Organized under the Laws of the Republic of the Marshall Islands)

          This is to certify that, for value received, Sphinx Investment Corp. or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 1,500,000 shares of common stock (the "Common Stock") of DryShips Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $20.00 per share, and to receive a certificate or certificates for the shares so purchased. This Warrant is first issued on April 8, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

          1.   Terms and Exercise of Warrant

          (a) Exercise Period. Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on October 8, 2009 and ending at 5:00 P.M., New York City time, on April 7, 2014 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Athens, Greece are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant. Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

          (b) Method of Exercise. This Warrant shall be exercised by surrender to the Company, at its principal office at 80 Kiffissias Avenue, Amaroussion 15125, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise. Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company. In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

          (c) Share Issuance Upon Exercise. Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

          2.   Legend On Warrant Shares.

          Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

          Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

          3.   Exercise Price.

          The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $20.00 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

          4.   Adjustment of Exercise Price and Number of Shares.

          The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

          (a) Merger. If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation. The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

          (b) Reclassification, Etc. If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

          (c) Stock Dividends, Splits, Subdivisions or Combination of Shares. If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased. If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

          (d) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

          (e) Notice of Adjustments; Notices. Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

          (f) Notices of Corporate Events. If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

          (g) No other Adjustments; Warrant Certificates. Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

          Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

          5.   Fractional Interest.

          The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

          6.   Transfers of Warrant

          (a) Transfer, etc. The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee. Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

          (b) Transferee. Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

          (c) Applicable Laws. The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

          7.   No Rights as Shareholder Conferred by Warrant.

          This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

          8.   Notices.

          Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission,
(b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

          If to the Company:
          80 Kiffissias Avenue
          Amaroussion 15125
          Athens, Greece
          Facsimile No.:  011-30-210-809-0585

          If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

          Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

          9.   General Provisions.

          (a) Successors. All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

          (b) Choice of Law. THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

          (c) Entire Agreement. Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

          (d) Severability. If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

          (e) Captions. The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

          (f) Amendments. This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

          IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

                                          DRYSHIPS INC.


                                          By:______________________
                                          Title:___________________

                                    EXHIBIT A

                                  DRYSHIPS INC.

                          ELECTION TO PURCHASE WARRANT

DryShips Inc.
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece

Ladies and Gentlemen:

          The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of the Common Stock of DryShips Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of



-----------------------------------------------



-----------------------------------------------
(Please Print Name and Address of Warrantholder above)


Dated: ______________,



Name of Warrantholder or Assignee:_______________________
                                    (Please Print)


Address:_______________________________


Signature:_____________________________

                                    EXHIBIT B

                                  DRYSHIPS INC.

                              WARRANT TRANSFER FORM

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of DryShips Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:


--------------------------



                                    ---------------------------
                                    (Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)


                                    --------------------------
                                    Address

                                    WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF
(I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED. THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE HEREOF.

                                     WARRANT

                                    No. W - 2

     For the Purchase of 1,500,000 Shares of Common Stock of DryShips Inc.

       (Organized under the Laws of the Republic of the Marshall Islands)

          This is to certify that, for value received, Sphinx Investment Corp. or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 1,500,000 shares of common stock (the "Common Stock") of DryShips Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $25.00 per share, and to receive a certificate or certificates for the shares so purchased. This Warrant is first issued on April 8, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

          1.   Terms and Exercise of Warrant

          (a) Exercise Period. Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on April 8, 2010 and ending at 5:00 P.M., New York City time, on April 7, 2014 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Athens, Greece are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant. Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

          (b) Method of Exercise. This Warrant shall be exercised by surrender to the Company, at its principal office at 80 Kiffissias Avenue, Amaroussion 15125, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise. Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company. In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

          (c) Share Issuance Upon Exercise. Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

          2.   Legend On Warrant Shares.

          Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

          Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

          3.   Exercise Price.

          The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $25.00 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

          4.   Adjustment of Exercise Price and Number of Shares.

          The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

          (a) Merger. If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation. The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

          (b) Reclassification, Etc. If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

          (c) Stock Dividends, Splits, Subdivisions or Combination of Shares. If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased. If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

          (d) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

          (e) Notice of Adjustments; Notices. Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

          (f) Notices of Corporate Events. If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

          (g) No other Adjustments; Warrant Certificates. Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

          Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

          5.   Fractional Interest.

          The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

          6.   Transfers of Warrant

          (a) Transfer, etc. The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee. Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

          (b) Transferee. Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

          (c) Applicable Laws. The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

          7.   No Rights as Shareholder Conferred by Warrant.

          This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

          8.   Notices.

          Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission,
(b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

          If to the Company:
          80 Kiffissias Avenue
          Amaroussion 15125
          Athens, Greece
          Facsimile No.:  011-30-210-809-0585

          If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

          Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

          9.   General Provisions.

          (a) Successors. All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

          (b) Choice of Law. THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

          (c) Entire Agreement. Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

          (d) Severability. If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

          (e) Captions. The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

          (f) Amendments. This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

          IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

                                          DRYSHIPS INC.


                                          By:______________________
                                          Title:___________________

                                    EXHIBIT A

                                  DRYSHIPS INC.

                          ELECTION TO PURCHASE WARRANT

DryShips Inc.
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece

Ladies and Gentlemen:

          The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of the Common Stock of DryShips Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of



-----------------------------------------------



-----------------------------------------------
(Please Print Name and Address of Warrantholder above)



Dated: ______________,



Name of Warrantholder or Assignee:_______________________
                                    (Please Print)



Address:_______________________________



Signature:_____________________________

                                    EXHIBIT B

                                  DRYSHIPS INC.

                              WARRANT TRANSFER FORM

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of DryShips Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:



--------------------------



                                    ---------------------------
                                    (Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)



                                    --------------------------
                                    Address

                                     WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF
(I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED. THIS WARRANT IS SUBJECT TO AN AGREEMENT BY THE REGISTERED HOLDER WITH THE COMPANY NOT TO SELL THIS WARRANT FOR A PERIOD OF 180 DAYS FOLLOWING THE DATE OF ISSUANCE HEREOF.

                                     WARRANT

                                    No. W - 3

      For the Purchase of 500,000 Shares of Common Stock of DryShips Inc.

       (Organized under the Laws of the Republic of the Marshall Islands)

          This is to certify that, for value received, Sphinx Investment Corp. or its, his or her permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 500,000 shares of common stock (the "Common Stock") of DryShips Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $30.00 per share, and to receive a certificate or certificates for the shares so purchased. This Warrant is first issued on April 8, 2009 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

          1.   Terms and Exercise of Warrant

          (a) Exercise Period. Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on October 8, 2010 and ending at 5:00 P.M., New York City time, on April 7, 2014 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York or in Athens, Greece are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant. Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

          (b) Method of Exercise. This Warrant shall be exercised by surrender to the Company, at its principal office at 80 Kiffissias Avenue, Amaroussion 15125, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise. Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company. In the event the Warrantholder elects to exercise only a portion of the number of Shares of Common Stock which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Shares not yet exercised (the "New Warrant"); provided, however, all Shares of Common Stock purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

          (c) Share Issuance Upon Exercise. Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

          2.   Legend On Warrant Shares.

          Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

          Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

          3.   Exercise Price.

          The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $30.00 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

          4.   Adjustment of Exercise Price and Number of Shares.

          The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

          (a) Merger. If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation. The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

          (b) Reclassification, Etc. If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

          (c) Stock Dividends, Splits, Subdivisions or Combination of Shares. If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased. If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

          (d) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of Common Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

          (e) Notice of Adjustments; Notices. Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

          (f) Notices of Corporate Events. If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

          (g) No other Adjustments; Warrant Certificates. Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

          Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

          5.   Fractional Interest.

          The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the shares as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

          6.   Transfers of Warrant

          (a) Transfer, etc. The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee. Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

          (b) Transferee. Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

          (c) Applicable Laws. The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

          7.   No Rights as Shareholder Conferred by Warrant.

          This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

          8.   Notices.

          Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission,
(b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the addresses:

          If to the Company:
          80 Kiffissias Avenue
          Amaroussion 15125
          Athens, Greece
          Facsimile No.:  011-30-210-809-0585

          If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

          Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

          9.   General Provisions.

          (a) Successors. All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

          (b) Choice of Law. THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

          (c) Entire Agreement. Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

          (d) Severability. If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

          (e) Captions. The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

          (f) Amendments. This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

          IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

                                          DRYSHIPS INC.


                                          By:______________________
                                          Title:___________________

                                    EXHIBIT A

                                  DRYSHIPS INC.

                          ELECTION TO PURCHASE WARRANT

DryShips Inc.
80 Kiffissias Avenue
Amaroussion 15125
Athens, Greece

Ladies and Gentlemen:

          The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of the Common Stock of DryShips Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of



-----------------------------------------------



-----------------------------------------------
(Please Print Name and Address of Warrantholder above)



Dated: ______________,



Name of Warrantholder or Assignee:_______________________
                                    (Please Print)



Address:_______________________________



Signature:_____________________________

                                    EXHIBIT B

                                  DRYSHIPS INC.

                              WARRANT TRANSFER FORM

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of DryShips Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:



--------------------------



                                    ---------------------------
                                    (Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)



                                    --------------------------
                                    Address

SK 23113 0002 982790